Lang Michener LLP
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E-Mail: mtaylor@lmls.com

April 10, 2007

BY COURIER & FILED BY EDGAR
MAIL STOP: 3561

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Mr. Jeffrey P. Riedler, Assistant Director and Ms. Song P. Brandon

Dear Sirs/Mesdames:

ImVisioN Therapeutics Inc.
Post-Effective Amendment to Registration Statement on Form SB-2
Filed on February 13, 2007
SEC File No. 333-137043

We write on behalf of ImVisioN Therapeutics Inc. (the “Company” or “ImVisioN”) in response to the Staff’s letter of February 20, 2007 signed by Ms. Song P. Brandon on behalf of Mr. Jeffrey P. Riedler, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amendment No. 2 to the Registration Statement on the Post-Effective Form SB-2 (as revised, the “Form SB-2/A2”). We enclose with this letter two copies of the Form SB-2/A2, plus two copies that have been redlined to show the changes from the previous Form SB-2/A1 filing.

In addition to the Form SB-2/A2, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form SB-2/A2.

Form SB-2

General

1.	It appears that that your audited financial statements will need to be updated prior to seeking effectiveness of the registration statement. In your next amendment, please update your audited financial statements to reflect the year ended December 31, 2006.

In response to the Staff’s comment, the Company has included its audited financial statements for the year ended December 31, 2006 in the Form SB-2/A2 and has updated the disclosure in the Form SB-2/A2 to reflect this updated financial information.

Executive Compensation, page 77

2.	Please revise your Executive Compensation section to include disclosure for the fiscal year ended December 31, 2006.

In response to the Staff’s comment, the Company has revised the Executive Compensation section of the Form SB-2/A2 to include the required executive compensation disclosure for the fiscal year ended December 31, 2006.

3.	Please revise your Executive Compensation section so that it complies with the new executive compensation rules. Please see Release No. 33-8723A.

In response to the Staff’s comment, the Company has provided the executive compensation disclosure in the Form SB-2/A2 in accordance with the SEC’s new executive compensation rules.

Finally, the Company acknowledges the requirement to provide the appropriate “Tandy” letter prior to acceleration of the effective date of the registration statement. The Company will provide the required letter with its request for acceleration, or earlier if requested by Staff.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/ Michael H. Taylor
Michael H. Taylor
for Lang Michener LLP

MHT/iag
Encls.

cc:	Jeffrey Jaramillo, Staff Accountant
cc:	ImVisioN Therapeutics Inc.
Attention: Mr. Martin Steiner, President